Mail Stop 4561

December 11, 2007

Via U.S. Mail and Facsimile 703.903.0415

Ms. Pamela A. Little
Chief Financial Officer
ATS Corporation
7915 Jones Branch Drive
McLean, VA 22102

      Re: **ATS Corporation**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 000-51552

Dear Ms. Little:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements of ATS Corporation

Note B – Summary of Significant Accounting Policies

[3] Income (loss) per common share, page F-12

1.   We note your disclosure of income per share attributable to common stockholders on a pro forma basis. Please tell us your basis for such disclosure and how these disclosures meet the requirements of paragraph 40 of SFAS 128 in determining both basic and diluted earnings per share. Further, please tell us how these amounts reconcile to other parts of your financial statements; specifically, your Statement of Operations and Note L.

Form 10-Q for the period ended September 30, 2007

Item 1. Consolidated Financial Statements

Note G – Accounting for Warrants and Derivative Instruments, page 9

2.   We note your disclosure that your warrant clarification agreement modified the classification of your outstanding warrants from liability to equity accounting. Please tell us how management has met all of the requirements of equity accounting for these warrants. Refer to paragraphs 12 through 32 of EITF Issue No. 00-19.

Note N – Subsequent Events

3.   We note you acquired Number Six Software, Inc. on October 15, 2007. Please tell us whether this acquisition was significant. Within your response please provide to us your significance tests prepared Rule 1-02(w) and Rule 3-05 of Regulation S-X.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at 202.551.3575 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief